Exhibit 99.2

China Ceramics Announces Strategic Contract with Wholly-Owned Subsidiary of China's Largest Construction Contractor

JINJIANG, Fujian Province, China, Nov. 27, 2012 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that it has entered into a strategic contract with China State Decoration Group Co., Ltd., a wholly-owned subsidiary of China State Construction Engineering Corporation, the largest real estate construction contractor in China. The contract stipulates that China Ceramics and China State Decoration Group, Co., Ltd. will regard each other as strategic partners in the supply and purchase of ceramic tiles.

"We believe that this strategic relationship will result in our being asked to participate in many real estate projects in the future," said Mr. Jiadong Huang, CEO of China Ceramics. "The recent contract is a result of China Ceramics' excellent reputation, our extensive product portfolio and our ability to customize and design ceramic tiles according to customers' needs. We plan upon working closely with China State Decoration Group to optimize the execution of their real estate projects and hope to become a major supplier for the company."

China State Decoration Group, Co., Ltd. has contributed its design, decoration, materials and landscaping expertise to numerous high profile and notable projects throughout China. The company develops and executes the interior and exterior building needs of its parent company, China State Construction Engineering Corporation (CSCEC), which is the largest real estate construction company in China and the third largest in the world. CSCEC is a state-owned enterprise with construction and real estate as its core business, and has been responsible for many premier and large-scale projects both domestically and internationally.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

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